EXHIBIT 99.1

Equinor ASA: Notice of annual general meeting on 11 May 2021

The annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held on 11 May 2021 at 16:00 (CEST).

Due to the Covid-19 situation, the annual general meeting will be held as a digital meeting with electronic voting. Please refer to the attached guide for online participation. It is also possible to vote in advance, or attend the meeting by proxy.

Please see further detailed information under "Participation" in the notice of the annual general meeting.

The full notice, agenda and appendices are attached hereto. Further information is also to be found on www.equinor.com/agm

Investor contact:

Erik Gonder
+ 47 99562611
ergon@equinor.com

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Notice of Annual General Meeting in Equinor ASA 11 May 2021 with appendices (https://ml-eu.globenewswire.com/Resource/Download/da5d4a27-4225-40e6-8084-d660404fd020)